

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Sean M. Gillen
Chief Financial Officer
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

> **Re: AAR CORP**
> **Form 10-K for Fiscal Year Ended May 31, 2022**
> **Form 8-K Furnished December 20, 2022**
> **File No. 001-06263**

Dear Sean M. Gillen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished December 20, 2022

Exhibit 99.1, page 8

1. We note you present various non-GAAP financial measures which contain several reconciling items. Please tell us and revise your discussion to further describe the nature of each adjustment and the reasons why management believes the adjustment and information is useful to investors including for the following items: investigation and remediation compliance costs, contract termination/restructuring costs and loss provisions, net, customer bankruptcy and credit charges (recoveries), gain on legal settlement, and costs related to strategic projects. Specifically also address why each of these components is deemed appropriate when considering the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2. We note your adjusted cash provided by (used in) operating activities from continuing operations which adjusts for the change in amounts outstanding on your accounts receivable financing program. Please further explain why management believes this measure is useful to investors and address and why this measurement is deemed appropriate when considering the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Additionally, tell us where the adjusting items are included within the statement of cash flows.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing